Filed pursuant to Rule 424(b)(3)
Registration No. 333- 210387

PROSPECTUS SUPPLEMENT NO. 8

4,156,757 Shares of Common Stock

of

Guided Therapeutics, Inc.

This prospectus supplement supplements and amends the prospectus dated April 7, 2016, as previously supplemented, which constitutes part of our registration statement on Form S-1 (No. 333-210387) relating to up to 4,156,757 shares of our common stock. This prospectus supplement includes our current report on Form 8-K filed November 17, 2016. THIS IS NOT A NEW REGISTRATION OF SECURITIES.

This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus.

Investing in our common stock involves a high degree of risk. We urge you to carefully read the “Risk Factors” section beginning on page 4 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 17, 2016.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  November 10, 2016

GUIDED THERAPEUTICS, INC.

 (Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	0-22179 (Commission File Number)	58-2029543 (IRS Employer Identification No.)

5835 Peachtree Corners East, Suite D Norcross, Georgia (Address of principal executive offices)		30092 (Zip Code)

Registrant’s telephone number, including area code: (770) 242-8723

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.              Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On November 10, 2016, the board of directors of Guided Therapeutics, Inc. (the “Company”) increased the size of the board from three members to four and appointed Richard P. Blumberg to fill the newly created vacancy.

Mr. Blumberg has been a long-time investor in the Company. Since 1978, Mr. Blumberg has been a Principal at Webster, Mrak & Blumberg, a medical-legal and class action labor litigation firm. He is also currently the Managing Member of Shenghuo Medical, LLC (“Shenghuo”), a company with licensing rights in several Asian countries for the Company’s LuViva Advanced Cervical Scan, and is the Managing Member of Elysian Medical, LLC, a company with world-wide rights for certain breast cancer detection technology. He served from 2004 to 2007 as Chief Executive Officer of Energy Logics, a wind power company that developed projects in Alberta, Canada and Montana. Mr. Blumberg holds a B.S. in Electrical Engineering and Computer Science from the University of Illinois and received a J. D. from Stanford University. He also brings extensive experience as a venture capitalist specializing in high-tech and life science companies.

As noted above, Mr. Blumberg serves as a Managing Member of Shenghuo. As previously disclosed in the Company current report on Form 8-K, filed June 8, 2016, on June 5, 2016, the Company entered into a license agreement with Shenghuo pursuant to which the Company granted Shenghuo an exclusive license to manufacture, sell and distribute the Company’s LuViva Advanced Cervical Cancer device and related disposables in Taiwan, Brunei Darussalam, Cambodia, Laos, Myanmar, Philippines, Singapore, Thailand, and Vietnam. Shenghuo has been the Company’s exclusive distributor in China, Macau and Hong Kong, and the license extends to manufacturing in those countries as well. Pursuant to the license agreement, Shenghuo had the option to have a designee appointed to the Company’s board of directors.

As partial consideration for, and as a condition to, the license, and to further align the strategic interests of the parties, the Company agreed to issue a convertible note to Shenghuo, in exchange for an aggregate cash investment of $200,000. The note will provide for a payment to Shenghuo of $240,000, due upon consummation of any capital raising transaction by the Company within 90 days and with net cash proceeds of at least $1.0 million. Absent such a transaction, the payment will increase to $300,000 and will be payable by December 31, 2016. The note will accrue interest at 20% per year on any unpaid amounts due after that date. The note will be convertible into shares of the Company’s common stock at a conversion price per share of $13.92, subject to customary anti-dilution adjustment. The note will be unsecured, and is expected to provide for customary events of default. The Company will also issue Shenghuo a five-year warrant exercisable immediately for 17,239 shares of common stock at an exercise price equal to the conversion price of the note, subject to customary anti-dilution adjustment.

The board has not yet determined on which board committees, if any, Mr. Blumberg will serve.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GUIDED THERAPEUTICS, INC.

By: /s/ Gene S. Cartwright
Name: Gene S. Cartwright
Title: President and Chief Executive Officer
Date: November 17, 2016